SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2
(Amendment No.                     )*
Jazz Technologies, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
47214E102

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          ☑       Rule 13d-1(b)
          ☐       Rule 13d-1(c)
          ☐       Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	47214E102	Page	2	of	5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,950,892 shares (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,950,892 shares (1)

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,892 shares (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4% (2)

12	TYPE OF REPORTING PERSON

IA
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to a fund which is the registered holder of $14,300,000 in principal amount of 8% Convertible Senior Notes due 2011 of Jazz Technologies, Inc. (the “Convertible Notes”), initially convertible into the number of shares of Common Stock of Jazz Technologies, Inc. reported above.
(2) Based on (a) 21,252,017 shares of Common Stock of Jazz Technologies, Inc. outstanding as of November 2, 2007, as reported by Jazz Technologies, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2007 filed with the Securities and Exchange Commission on November 2, 2007, and (b) 1,950,892 shares of Common Stock of Jazz Technologies, Inc. issuable upon conversion of the Convertible Notes, computed in accordance with Rule 13d -3(d)(1).

Item 1(a) Name of Issuer
Item 1(b) Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of a Class
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of Group
Item 10 Certification
SIGNATURE

Item 1(a).	Name of Issuer: Jazz Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4321 Jamboree Road Newport Beach, California 92660

Item 2(a).	Name of Person Filing:

Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”).

Item 2(b).	Address of Principal Business Office:

2951 28th Street, Suite 1000 Santa Monica, California 90405

Item 2(c).	Citizenship:

TCP is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share, of Jazz Technologies, Inc. (“Common Stock”).

Item 2(e).	CUSIP Number: 47214E102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☑ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

	(a)	Amount beneficially owned: 1,950,892 shares of Common Stock

	(b)	Percent of class: 8.4%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 1,950,892

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 1,950,892

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
                         Tennenbaum Multi-Strategy Master Fund, a fund managed by TCP, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,950,892 shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:
                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2008	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ David A. Hollander David A. Hollander
Managing Director